UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 20, 2026, Vertical Aerospace Ltd. (the “Company”) held its Extraordinary General Meeting of Shareholders (the “EGM”), at which holders of 66,886,170 of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”), were present in person or by proxy, representing approximately 68% of the voting power of the 98,519,908 issued and outstanding Ordinary Shares of the Company (excluding treasury shares and earnout shares subject to voting restrictions) at the close of business on December 29, 2025, which was the record date (the “Record Date”) for determining the shareholders entited to vote at the EGM. The Company’s shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.”

A summary of the voting results at the EGM for each of the proposals is set forth below.

Proposal 1

The Shareholders approved, by ordinary resolution, with immediate effect, an increase to the authorized share capital of the Company from (a) US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each, to (b) US$1,010,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each.

The voting results for such proposal were as follows:

For	Against	Abstain
64,026,564	2,809,713	49,893

Proposal 2

The Shareholders approved, by special resolution, with immediate effect, that the Company’s fourth amended and restated memorandum and articles of association be replaced by the fifth amended and restated memorandum and articles of association of the Company (the “Articles) in order to revise the provisions relating to the authorized share capital of the Company in the memorandum of association from (a) “US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each” to (b) “US$1,010,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each”.

The voting results for such proposal were as follows:

For	Against	Abstain
64,029,835	2,804,475	51,860

The amendment to the Articles became effective immediately upon its adoption by the Shareholders at the EGM, a copy of which is attached as Exhibit 3.1 hereto.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207 and File No. 333-292448) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: January 20, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Fifth Amended and Restated Memorandum and Articles of Association